FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2014
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA places subordinated debt for Ps. 1,750 million

to refinance two highway projects

November 3, 2014, Mexico City — Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, announced that its subsidiaries ICA San Luis S.A. de C.V. and Libramiento ICA La Piedad S.A. de C.V. placed Ps. 1,750 million in subordinated Notes (Certificados Bursátiles) in the Mexican capital markets, as part of ICA’s capital recycling activities.

The 30-year, UDI-denominated Notes have a fixed real rate of 8.519%. The proceeds will be used to pay corporate short-term debt, aid in the development of new projects that require investment, and provide working capital for projects under construction. The Notes have been structured as project financings where the source of repayment is solely project cash flows. The Notes received ratings of “mxAA-“ from Standard & Poor’s and “HR AA-” from HR Ratings.

This report contains projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, ICA is listed on the Mexican and New York Stock exchanges. For more information, visit ir.ica.com.mx

For more information, please contact: Ana Paulina Rubio ana.rubio@ica.mx Elena Garcia elena.garcia@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3608

Gabriel de la Concha

gabriel.delaconcha@ica.mx

Corporate Finance Director and Treasurer

Victor Bravo

victor.bravo@ica.mx

Chief Financial Officer

In the US:

Daniel Wilson, Zemi Communications

+(1212) 689 9560

dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2014	Empresas ICA, S.A.B. de C.V. /s/ Gabriel de la Concha Guerrero Name: Gabriel de la Concha Guerrero Title: Chief Investment Officer